OXYGEN BIOTHERAPEUTICS, INC.

2530 Meridian Parkway, 3rd Floor

Durham, North Carolina 27713

Telephone: (919) 806-4414

March 25, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Re:	Oxygen Biotherapeutics, Inc.

Form 10-K for the Fiscal Year Ended April 30, 2009

File No. 001-34600

Dear Mr. Rosenberg:

Oxygen Biotherapeutics, Inc. (the “Company”) has received your letter dated March 23, 2010 (the “Letter”) regarding your review of our March 3, 2010 response to the Commission’s letter dated January 29, 2010 all relating to the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2009 (the “Report”). Pursuant to your request, the Company is providing this response to the Letter.

To assist the staff of the Commission in reviewing this response, the numbered paragraphs of the Letter are reproduced below in bold and are followed in each case by our response.

Item 9A (T)—Controls and Procedures, page 11

1.	We have read your response to prior comment two. However, Item 9A (T) requires that you furnish information under both Items 307 and 308T of Regulation S-K. The information under Item 307 of Regulation S-K requires a separate conclusion of the registrant’s principal executive and financial officers regarding the effectiveness the registrant’s disclosure controls and procedures as of the end of the period covered by the report. Your filing only has management’s conclusion on the effectiveness of the registrant’s internal control over financial reporting required under Item 308T of Regulation S-K. Therefore we reissue our comment. Please note when you revise your filing include the complete text of each item amended in Form 10-K. See Rule 12b-l 5 of the Exchange Act.

Mr. Jim B. Rosenberg

March 25, 2010

RESPONSE:

We acknowledge your comment and will amend our Annual Report on Form 10-K for the fiscal year ended April 30, 2009 to add the following disclosure under Item 9A(T):

Disclosure Controls and Procedures

Our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in rules and forms adopted by the SEC and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

Management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Form 10-K. Based on such evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of April 30, 2009, our disclosure controls and procedures were not effective. Our disclosure controls and procedures were not effective because of the “material weaknesses” described below under “Management’s annual report on internal control over financial reporting,” which are in the process of being remediated as described below under “Management Plan to Remediate Material Weaknesses.”

We also confirm that, pursuant to Rule 12b-15 of the Exchange Act, our amended filing will include the complete text of each item amended in the Form 10-K.

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If you have any questions, or wish to discuss any of these matters, please contact the undersigned at (919) 806-4618.

Very truly yours,

/s/ Michael B. Jebsen
Michael B. Jebsen, Chief Financial Officer